SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

April 20, 2016
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,617,690(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,617,690 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,598,687(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's class A common stock, par value $0.01 per share ("Class A Common Stock") and shares of the Issuer's class B common stock, par value $0.01 per share ("Class B Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II (as defined below), an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.4% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,617,690 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,617,690 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,598,697(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.4% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 51,582,015 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,582,015 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A Common Stock and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.2% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,410,167(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,410,167 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 6,820,090 shares of Class B Common Stock and 2,590,077 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 3,300,000 and 26,213,049 shares of Class B Common Stock held by Cactus Holding I and M Capital II, LLC, respectively.  The Reporting Person does not have voting or dispositive power over these shares, but may be deemed to beneficially own these shares as part of a group as a result of the Reporting Person's participation in certain variable prepaid forward transactions described in Items 3 and 4 of the Original Statement (the “VPF Contracts”).

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 43.7% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 12,658,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,658,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,658,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 13.5% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,300,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock held by the Reporting Person.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 12,658,799 shares of Class B Common Stock held by M Capital I (as defined below), of which the Reporting Person is a member.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with its membership interest.

Also includes (i) 26,213,049 shares of Class B Common Stock held by M Capital II; (ii) 2,590,077 shares of Class A Common Stock and 6,820,090 shares of Class B Common Stock held by Cactus Holding II; and (iii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with the VPF Contracts.

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.2% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 26,213,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,213,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes (i) 2,590,077 shares of Class A Common Stock and 6,820,090 shares of Class B Common Stock held by Cactus Holding II; (ii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement; and (iii) 3,300,000 shares of Class B Common Stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contracts.

(3)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 43.7% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,371,848(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 12,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  Certain members of these entities are trusts for which the Reporting Person serves as trustee.  These trusts do not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.0% of the total voting power as of February 15, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,371,848 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 12,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  A certain member of these entities is a trust for which the Reporting Person serves as trustee.  This trust does not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.0% of the total voting power as of February 15, 2016.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 8 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share, of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) – (b)

As of February 15, 2016, there were 136,609,491(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 59,598,687 shares of the Issuer's common stock, representing approximately 44.4%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 58,598,687(3) shares of Common Stock, representing approximately 42.9%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 51,617,690(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 39,371,848(5) shares of Common Stock, representing approximately 28.8%(2) of the issued and outstanding shares of Common Stock of the Issuer.
________________

1.
Includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed February 22, 2016.

2.
The percentage indicated is based upon 136,609,491 shares outstanding as of February 15, 2016, which includes 85,617,553 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of February 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 22, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 58.4% of the total voting power as of February 15, 2016.

3.
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

4.
Includes 2,625,752 shares of Class A Common Stock and 48,991,938 shares of Class B Common Stock.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes shares of Class B Common Stock held by M Capital I and M Capital II, over which the Reporting Person does not have voting or dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

LynDee Moyes Nester beneficially owns 39,371,848(6) shares of Common Stock, representing approximately 28.8%(2) of the issued and outstanding shares of Common Stock of the Issuer.

(c)           Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On February 26, 2016, Jerry Moyes received a grant of 52,769 shares of Class A Common Stock resulting from the vesting of compensatory performance units previously granted to Mr. Moyes by the Issuer.  Of these shares, 17,194 were forfeited to satisfy tax withholding obligations.

Effective April 8, 2016, M Capital I distributed 500,000 shares of Class B Common Stock to each of the Michael J. Moyes Trust, the Lyndee Moyes Nester Trust, the Marti Lyn Moyes Trust, and the Todd Moyes Trust, each of which is a member of M Capital I, for no consideration.  Effective April 13, 2016, each of these trusts distributed the 500,000 shares received to their respective beneficiaries for no consideration, including 500,000 shares distributed from the Michael J. Moyes Trust to Michael Moyes and 500,000 shares distributed from the Lyndee Moyes Nester Trust to Lyndee Moyes Nester.  These transfers were completed by the Issuer’s transfer agent on April 18, 2016.  These transactions resulted in a decrease in the aggregate beneficial ownership of the Reporting Persons of 1,000,000 shares, due to the transfer of 500,000 shares to each of Marti Lyn Moyes and Todd Moyes, who are not Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following information:

On April 20, 2016, Michael J. Moyes, Lyndee Moyes Nester, Marti Lyn Moyes, and Todd Moyes (the “Guarantors”) entered into a Non-Recourse Guaranty and Pledge Agreement (the “Guaranty”) with the National Hockey League (“NHL”).    Pursuant to the Guaranty, the Guarantors guaranteed, on a non-recourse basis, certain obligations of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust to the NHL.  The Guarantors’ obligations are collateralized by 2,000,000 shares of Class B Common Stock held by the Guarantors.

The foregoing description of the Guaranty is qualified in its entirety by reference to the full text of the Guaranty, which is filed herewith as Exhibit 99.9.
________________

6.
Includes shares of Class B Common Stock held by M Capital I and M Capital II, over which the Reporting Person does not have voting or dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated October 7, 2013, by and among the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010.

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Non-Recourse Guaranty and Pledge Agreement

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: April 25, 2016